Exhibit 99.1

ASUR Announces Total Passenger Traffic for April 2022

Compared to April 2019, passenger traffic increased by 48.9% in Colombia, 17.9% in Puerto Rico and 12.7% in Mexico

MEXICO CITY, May 5, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for April 2022 reached a total of 5.6 million passengers, 20.5% above the levels reported in April 2019, reflecting a continued gradual recovery in travel demand.

Compared to April 2019, passenger traffic increased by 48.9% in Colombia, Puerto Rico 17.9% and 12.7% in Mexico. Passenger traffic growth in Mexico and Colombia was driven by a recovery in both domestic and international traffic, while international traffic in Puerto Rico remained weak.

This announcement reflects comparisons between the periods April 1 through April 30, 2022, April 1 through April 30, 2021 and April 1 through April 30, 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia. It must be taken into account that Holy Week in 2021 took place from March 28 to April 4, while in 2022 it was from April 10 through April 17.

Passenger Traffic Summary
		April		% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,991,010	2,149,956	3,370,877	56.8	12.7	11,714,239	7,268,822	12,391,631	70.5	5.8
Domestic Traffic	1,400,277	1,166,737	1,508,670	29.3	7.7	5,011,038	4,019,776	5,254,358	30.7	4.9
International Traffic	1,590,733	983,219	1,862,207	89.4	17.1	6,703,201	3,249,046	7,137,273	119.7	6.5
San Juan, Puerto Rico	752,910	765,561	888,029	16.0	17.9	3,053,418	2,530,434	3,278,748	29.6	7.4
Domestic Traffic	670,608	739,680	821,712	11.1	22.5	2,743,433	2,442,824	3,034,726	24.2	10.6
International Traffic	82,302	25,881	66,317	156.2	(19.4)	309,985	87,610	244,022	178.5	(21.3)
Colombia	890,196	544,609	1,325,196	143.3	48.9	3,636,233	2,401,894	4,897,169	103.9	34.7
Domestic Traffic	755,273	464,369	1,107,002	138.4	46.6	3,100,045	2,118,797	4,158,344	96.3	34.1
International Traffic	134,923	80,240	218,194	171.9	61.7	536,188	283,097	738,825	161.0	37.8
Total Traffic	4,634,116	3,460,126	5,584,102	61.4	20.5	18,403,890	12,201,150	20,567,548	68.6	11.8
Domestic Traffic	2,826,158	2,370,786	3,437,384	45.0	21.6	10,854,516	8,581,397	12,447,428	45.1	14.7
International Traffic	1,807,958	1,089,340	2,146,718	97.1	18.7	7,549,374	3,619,753	8,120,120	124.3	7.6

Mexico Passenger Traffic
		April			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,400,277	1,166,737	1,508,670	29.3	7.7	5,011,038	4,019,776	5,254,358	30.7	4.9
CUN	Cancun	745,015	714,687	853,177	19.4	14.5	2,644,198	2,460,863	2,934,824	19.3	11.0
CZM	Cozumel	18,619	11,906	10,246	(13.9)	(45.0)	58,607	35,654	54,392	52.6	(7.2)
HUX	Huatulco	66,842	50,449	80,172	58.9	19.9	234,406	160,053	273,127	70.6	16.5
MID	Merida	220,063	142,134	219,738	54.6	(0.1)	790,747	482,158	766,405	59.0	(3.1)
MTT	Minatitlan	12,209	8,285	8,775	5.9	(28.1)	46,044	27,965	29,071	4.0	(36.9)
OAX	Oaxaca	82,680	53,269	85,631	60.8	3.6	302,273	198,280	321,840	62.3	6.5
TAP	Tapachula	33,333	33,373	43,773	31.2	31.3	119,014	115,727	152,242	31.6	27.9
VER	Veracruz	117,719	81,419	103,743	27.4	(11.9)	433,081	282,821	369,989	30.8	(14.6)
VSA	Villahermosa	103,797	71,215	103,415	45.2	(0.4)	382,668	256,255	352,468	37.5	(7.9)
International Traffic		1,590,733	983,219	1,862,207	89.4	17.1	6,703,201	3,249,046	7,137,273	119.7	6.5
CUN	Cancun	1,507,701	924,952	1,764,137	90.7	17.0	6,267,922	3,063,842	6,724,436	119.5	7.3
CZM	Cozumel	34,133	28,137	39,156	39.2	14.7	182,792	91,791	171,438	86.8	(6.2)
HUX	Huatulco	12,191	986	9,836	897.6	(19.3)	94,803	6,830	52,169	663.8	(45.0)
MID	Merida	17,059	13,933	22,593	62.2	32.4	76,633	38,332	82,261	114.6	7.3
MTT	Minatitlan	602	301	598	98.7	(0.7)	2,376	1,645	3,556	116.2	49.7
OAX	Oaxaca	10,995	6,774	15,161	123.8	37.9	46,850	21,679	61,796	185.1	31.9
TAP	Tapachula	1,104	521	990	90.0	(10.3)	4,242	1,971	4,234	114.8	(0.2)
VER	Veracruz	5,192	5,716	7,188	25.8	38.4	21,157	17,033	28,360	66.5	34.0
VSA	Villahermosa	1,756	1,899	2,548	34.2	45.1	6,426	5,923	9,023	52.3	40.4
Traffic Total Mexico		2,991,010	2,149,956	3,370,877	56.8	12.7	11,714,239	7,268,822	12,391,631	70.5	5.8
CUN	Cancun	2,252,716	1,639,639	2,617,314	59.6	16.2	8,912,120	5,524,705	9,659,260	74.8	8.4
CZM	Cozumel	52,752	40,043	49,402	23.4	(6.4)	241,399	127,445	225,830	77.2	(6.4)
HUX	Huatulco	79,033	51,435	90,008	75.0	13.9	329,209	166,883	325,296	94.9	(1.2)
MID	Merida	237,122	156,067	242,331	55.3	2.2	867,380	520,490	848,666	63.1	(2.2)
MTT	Minatitlan	12,811	8,586	9,373	9.2	(26.8)	48,420	29,610	32,627	10.2	(32.6)
OAX	Oaxaca	93,675	60,043	100,792	67.9	7.6	349,123	219,959	383,636	74.4	9.9
TAP	Tapachula	34,437	33,894	44,763	32.1	30.0	123,256	117,698	156,476	32.9	27.0
VER	Veracruz	122,911	87,135	110,931	27.3	(9.7)	454,238	299,854	398,349	32.8	(12.3)
VSA	Villahermosa	105,553	73,114	105,963	44.9	0.4	389,094	262,178	361,491	37.9	(7.1)

US Passenger Traffic, San Juan Airport (LMM)
	April			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	752,910	765,561	888,029	16.0	17.9	3,053,418	2,530,434	3,278,748	29.6	7.4
Domestic Traffic	670,608	739,680	821,712	11.1	22.5	2,743,433	2,442,824	3,034,726	24.2	10.6
International Traffic	82,302	25,881	66,317	156.2	(19.4)	309,985	87,610	244,022	178.5	(21.3)

Colombia Passenger Traffic Airplan
		April			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		755,273	464,369	1,107,002	138.4	46.6	3,100,045	2,118,797	4,158,344	96.3	34.1
MDE	Rionegro	545,993	304,904	823,089	170.0	50.8	2,238,580	1,415,597	3,053,575	115.7	36.4
EOH	Medellin	77,238	58,856	97,933	66.4	26.8	334,797	265,770	384,453	44.7	14.8
MTR	Monteria	78,140	65,760	128,509	95.4	64.5	312,251	280,573	499,764	78.1	60.1
APO	Carepa	16,649	12,722	21,992	72.9	32.1	66,088	59,207	85,755	44.8	29.8
UIB	Quibdo	30,149	19,276	27,891	44.7	(7.5)	117,214	85,179	112,034	31.5	(4.4)
CZU	Corozal	7,104	2,851	7,588	166.2	6.8	31,115	12,471	22,763	82.5	(26.8)
International Traffic		134,923	80,240	218,194	171.9	61.7	536,188	283,097	738,825	161.0	37.8
MDE	Rionegro	134,923	80,240	218,194	171.9	61.7	536,188	283,097	738,825	161.0	37.8
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		890,196	544,609	1,325,196	143.3	48.9	3,636,233	2,401,894	4,897,169	103.9	34.7
MDE	Rionegro	680,916	385,144	1,041,283	170.4	52.9	2,774,768	1,698,694	3,792,400	123.3	36.7
EOH	Medellin	77238	58,856	97,933	66.4	26.8	334,797	265,770	384,453	44.7	14.8
MTR	Monteria	78,140	65,760	128,509	95.4	64.5	312,251	280,573	499,764	78.1	60.1
APO	Carepa	16,649	12,722	21,992	72.9	32.1	66,088	59,207	85,755	44.8	29.8
UIB	Quibdo	30,149	19,276	27,891	44.7	(7.5)	117,214	85,179	112,034	31.5	(4.4)
CZU	Corozal	7,104	2,851	7,588	166.2	6.8	31,115	12,471	22,763	82.5	(26.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com